FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt AG, an 80.6% indirectly owned subsidiary of HSBC Holdings plc.

GROWTH INITIATIVE UNDER WAY:
HSBC TRINKAUS REPORTS A GOOD RESULT
FOR THE FIRST QUARTER

• Pre-tax profit slightly lower at €57.0m (€58.8m)
• Net interest income rose to €41.9m (€39.3m)
• Net fee income declined to €93.2m (€101.8m)

Overview
Following a difficult year in 2013, the eurozone economy is starting to recover, with Germany likely to take a leading role as far as growth in the eurozone is concerned. The impact of the expected eurozone recovery will be tempered by the uncertain general economic situation in the emerging markets and the impact of ever increasing regulatory requirements.

Against this backdrop, HSBC Trinkaus' pre-tax profit of €57.0m was slightly lower when compared to the prior-year figure (€58.8m), primarily reflecting the impact of the decision, made in 2013, to withdraw from Luxembourg. Net profit was €38.3m compared with €39.4m in the same period in 2013. The results for the Global Banking & Markets segment were ahead of the comparable period last year. Those for the Commercial Banking and Global Private Banking segments were broadly in line with the prior year, while the impact of unfavourable market conditions resulted in Asset Management recording a lower result.

The growth initiative launched in July 2013 has got off to a successful start. The initiative aims to position the bank far more strongly in the corporate banking business as the 'Leading International Bank' in Germany by extending its product offering to internationally operating middle market enterprises (Mittelstand) and international corporations.

On a continuing basis, adjusting for the impact of the withdrawal from Luxembourg, operating revenues increased by 9.0% to €174.3m (€159.9m) in the first quarter of 2014. Against the background of shrinking overall revenue volumes in the German market this is an encouraging sign of the growth initiative.

The regulatory capital ratio stands at 12.2%* compared to 14.7% at the end of the previous year and the tier 1 capital ratio at 9.9%* (11.7%). This decline is the result of the combination of an increase in risk-weighted assets as a consequence of the growth initiative and the impact of new supervisory provision requirements under the Capital Requirements Regulation (CRR). HSBC Trinkaus continues to exceed the current minimum capitalisation requirements under Basel III while retaining sufficient capital for further business expansion. HSBC Trinkaus, the HSBC Group's principal subsidiary in Germany, is rated 'AA- (Stable)' by Fitch Ratings.

Financial commentary
Net interest income increased by €2.6m from €39.3m in the comparable period of 2013 to €41.9m. This is primarily due to an increase in net interest income earned on higher volumes of client lending business, partially offset by lower levels of interest income from financial assets in adverse market conditions.

Loan impairment and other credit risk provisions recorded a net release of €0.8m in the first quarter of 2014 compared with a €0.1m release in the comparable period of 2013.

Net fee income fell by €8.6m to €93.2m (Q1 2013: €101.8m). Net fee income from securities transactions was impacted by the withdrawal from Luxembourg and revenues in the fixed income business earned from institutional clients were lower than in the previous year owing to low returns in a difficult market environment. This was partially offset by an increase in net fee income from foreign exchange and derivatives transactions which improved by €3.5m to €19.9m (€16.4m).

Net trading income rose by €8.9m to €35.2m (Q1 2013: €26.3m) as client demand for trading-oriented retail products and certificates returned.

Administrative expenses increased by €9.5m, from €117.1m to €126.6m, due mainly to the cost of ongoing investment in infrastructure to implement the growth initiative. The cost efficiency ratio was 69.2% in the first three months of 2014 (Q1 2013: 66.6%).

Income from financial assets increased from €6.3m to €8.3m due primarily to gains realised on the disposal of financial assets.

HSBC Trinkaus' total assets increased by €1.1bn compared to 31 December 2013 to €20.9bn. Customer deposits levels are stable at €12.2bn (Q1 2013: €12.2bn) and are still our most important source of funding - demonstrating a recognition on the part of the bank's clients to its solid business model and high credit standing.

Outlook
A slight increase in total revenues is expected for 2014 despite the withdrawal from Luxembourg. This will be more than offset by higher expenses as the bank continues to invest in its workforce and IT infrastructure to expand its business activities and increased project costs as we expand the product offering. As a result, a higher cost efficiency ratio is expected in 2014.

* Preliminary figure as the report to the European Banking Authority will not be submitted until after the publication of the Interim Report.

Media enquiries to Steffen Pörner on +49 211 910-1664 or at steffen.poerner@hsbctrinkaus.de

Notes to editors:
1. HSBC Trinkaus & Burkhardt AG
HSBC Trinkaus is a commercial bank which draws on its tradition of over 228 years as a trusted advisor to its clients. As one of the country's leading banks, it is also part of the HSBC Group, one of the world's largest banking and financial services organisations. The strength of the bank is its international connectivity. This is characterised by its detailed knowledge of the international markets, mainly the emerging markets, and its global network. Germany is one of the HSBC Group's priority growth markets.

With more than 2,500 employees, HSBC Trinkaus can be found in seven locations in Germany, in addition to the head office in Düsseldorf, and has access to the global network of HSBC. With total assets of €20.9bn and €148.1bn in funds under management and administration, HSBC Trinkaus is the HSBC Group's principal subsidiary in Germany and is rated 'AA- (Stable)' by Fitch Ratings. The bank's central target groups are corporate, institutional, and wealthy private clients. (Figures as at 31 March 2014).

HSBC Trinkaus' press releases can be found on the www.hsbctrinkaus.de homepage under 'Press'.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,300 offices in over 75 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,758bn at 31 March 2014, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 14 May 2014